Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 2, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ajay Koduri

Intelsat Global Holdings S.A.

Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of our client, Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 8 (“Amendment No. 8”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), which is marked to show changes made since Amendment No. 7 to the Registration Statement.

In response to our telephone conversation with the Staff of the Commission, the Company has asked us to advise you as follows:

1.	With respect to the Calculation of Registration Fee table on the front cover of the Registration Statement, Rule 457(i) provides that where convertible securities and the securities into which such securities are convertible are registered at the same time, the registration fee is calculated on the basis of the proposed offering price of the convertible securities alone when there is no additional consideration to be received in connection with the exercise of the conversion privilege. As noted in the table, the Registration Statement registers both the Series A mandatory convertible junior non-voting preferred shares (the “Series A preferred shares”) and the common shares into which the Series A preferred shares are convertible. Although the number of common shares into which the Series A preferred shares may be converted cannot be determined prior to the pricing of the offerings, the exact number of shares is not needed to determine the fee because no additional fee is payable.

2.	The Company respectfully notes that, based on the Company’s current liquidity, cash on hand and availability under its credit facilities and the Company’s current debt service obligations, the Company believes that the issuance of the Series A preferred shares will not have a material impact on the Company’s liquidity.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025, Brian M. Janson at (212) 373-3588 or the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Michelle V. Bryan, Esq.

Intelsat Global Holdings S.A.

Raymond Y. Lin, Esq.

Latham & Watkins LLP

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